

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2016

Eduardo Gallardo, Esq.
Gibson Dunn & Crutcher, LLP
200 Park Avenue
New York, NY 10166

> **Re:** **Depomed, Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed September 21, 2016**
> **File No. 001-13111**

Dear Mr. Gallardo:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

General

1. Please fill in the blanks in your filing.

Notice of Special Meeting

2. We note the disclosure captioned "Important Information" that states that removal of your directors requires the affirmative vote of approximately 85% of your shares unless all six current directors are removed. Revise here to state the required vote for the removal of all six current directors.

3. On a related note, please tell us how you calculated the 85% threshold referenced above.

Proxy Summary, page 1

4. We note that in proposal 1 you state that the removal of each director is conditioned on the election of a successor. Please tell us your basis for your disclosure; we note that the proposal as stated by Starboard in its proxy statement does not include such condition.

Questions and Answers, page 4

5. Please revise the last paragraph on page 4 to explain in more detail why the failure by your security holders to elect all of Starboard's nominees will result in the inability of any elected Starboard nominees to become directors. We note that Starboard has described Section 303(a)(1) of the CGCL as limiting the ability of security holders to **remove** directors unless all directors are removed as a group.

6. Revise this section to explain why you recommend that security holders vote against Starboard's Removal, Board Size and Election proposals.

Cost Solicitation, page 11

7. We note that proxies may be solicited by facsimile, telephone, email and the Internet, in person discussions and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

8. Please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites you plan to utilize.

Annex B, page B-1

9. Revise your references that your directors and any appropriate executive officer and employees "may be deemed" participants. Refer to Instruction 3 to Item 4 of Schedule 14A. This comment also applies to Annex C.

10. Refer to the section for the "Management Continuity Agreements." Define in your disclosure the term "change in control" and state whether approval of Starboard's proposals would result in the first trigger of any potential payment obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company possesses the facts relating to the disclosures, it is responsible for the accuracy and adequacy of the disclosures.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3619 with any other questions.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions